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                                                                    Exhibit 15.4

                          Haifa, Israel, June 21, 2004

                         CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No.333-10570 and File No. 333-111310) of Elron Electronic Industries Ltd. of our report dated March 10, 2003, with respect to the consolidated financial statements of Elbit Systems Ltd. and its subsidiaries as of December 31, 2002, and for the year then ended, which are included in the Elron Electronic Industries Ltd. Annual Report on Form 20-F for the year ended December 31, 2003.


                                        /s/ Luboshitz Kasierer
                                        An affiliated member of Ernst & Young
                                        International